Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-256281

June 4, 2021

ZHANGMEN EDUCATION INC.

Zhangmen Education Inc., or the Company, has filed a registration statement on Form F-1, including a prospectus, with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details of this offering. You may get these documents and other documents the Company has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Morgan Stanley & Co. LLC at 180 Varick Street room 214, New York, New York 10014, United States of America, Attention: Prospectus Department, by calling 1-866-718-1649 or via email: prospectus@morganstanley.com, or Credit Suisse Securities (USA) LLC, at Eleven Madison Avenue, New York, NY 10010, United States, Attention: Equity Syndicate Desk (Facsimile: +1 (212) 622-8358).

You may also access the Company’s most recent prospectus dated June 4, 2021, which is included in Amendment No. 3 to the Company’s registration statement on Form F-1, as filed with the SEC via EDGAR on June 4, 2021, or Amendment No. 3, by visiting EDGAR on the SEC website at: https://www.sec.gov/Archives/edgar/data/1838937/000119312521182906/d145427df1a.htm

The following information supplements and updates the information contained in the Company’s Amendment No. 3 to the Company’s registration statement on Form F-1 dated June 4, 2021. All references to page numbers are to page numbers in Amendment No. 3.

(1) Amend the second sentence of the risk factor under the heading “Risk Factors—Because our initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.” on page 63 as follows:

As a result, you will experience immediate and substantial dilution, representing the difference between the initial public offering price of US$12.00 per ADS, the midpoint of the estimated range of the initial public offering price, and our adjusted net tangible book value of US$(0.13) per ADS as of March 31, 2021, after giving effect to our sale of the ADSs offered in this offering.

(2) Amend the risk factor under the heading “Risk Factors—Our post-offering memorandum and articles of association and the deposit agreement provide that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) is the exclusive judicial forum within the U.S. for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, and any suit, action or proceeding arising out of or relating in any way to the ADSs or the deposit agreement, which could limit the ability of holders of our ordinary shares, the ADSs or other securities to obtain a favorable judicial forum for disputes with us, our directors and officers, the depositary, and potentially others.” on page 65 as follows:

Our post-offering memorandum and articles of association provide that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) is the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than our company. The deposit agreement provides that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall have exclusive jurisdiction over any suit, action or proceeding against or involving us or the depositary, arising out of or relating in any way to the deposit agreement, including without limitation claims under the Securities Act of 1933 arising out of or relating in any way to the deposit agreement. The enforceability of similar federal court choice of forum provisions in other companies’ organizational documents has been challenged in legal proceedings in the United States, and it is possible that a court could find this type of provision to be inapplicable or unenforceable. If a court were to find the federal choice of forum provision contained in our post-offering memorandum and articles of association or the deposit agreement to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions. If upheld, the forum selection clause in our post-offering memorandum and articles of association, as well as the forum selection provision in the deposit agreement, may limit a security-holder’s ability to bring a claim against us, our directors and officers, the depositary, and potentially others in his or her preferred judicial forum, and this limitation may discourage such lawsuits. Holders of our shares or the ADSs will not be deemed to have waived our compliance with the federal securities laws and the regulations promulgated thereunder pursuant to the exclusive forum provision in the post-offering memorandum and articles of association and deposit agreement.

(3) Amend the first paragraph of risk factor under the heading “Risk Factors—ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.” on page 68 as follows:

The deposit agreement governing the ADSs representing our Class A ordinary shares provides that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, in the state courts in New York County, New York) shall have exclusive jurisdiction to hear and determine claims arising out of or relating in any way to the deposit agreement (including claims arising under the Exchange Act or the Securities Act) and in that regard, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

(4) Amend the risk factor under the heading “Risk Factors—An ADS holder’s right to pursue claims against the depositary is limited by the terms of the deposit agreement.” on page 69 as follows:

Under the deposit agreement, any legal suit, action or proceeding against or involving us or the depositary, arising out of or relating in any way to the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs may only be instituted in the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, in the state courts in New York County, New York), and a holder of our ADSs, will have irrevocably waived any objection which such holder may have to the laying of venue of any such proceeding, and irrevocably submitted to the exclusive jurisdiction of such courts in any such action or proceeding. However, the enforceability of similar federal court choice of forum provisions in other companies’ organizational documents has been challenged in legal proceedings in the United States, and it is possible that a court could find this type of provision to be inapplicable or unenforceable. Accepting or consenting to this forum selection provision does not represent you are waiving compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder. Furthermore, investors cannot waive compliance with the U.S. federal securities laws and rules and regulations promulgated thereunder. See “Description of American Depositary Shares” for more information.

(5) Amend the second, third and fourth paragraphs in the Dilution section on page 80 as follows:

Our net tangible book value as of March 31, 2021 was approximately US$(103.1) million, or US$(0.08) per ordinary share after giving effect to the conversion of our convertible redeemable preferred shares and redeemable ordinary shares issued and outstanding as of that date and US$(0.70) per ADS. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting net tangible book value per ordinary share, after giving effect to the automatic conversion of preferred shares and additional proceeds we will receive from this offering, from the assumed initial public offering price of US$1.33 per Class A ordinary share, which is the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus adjusted to reflect the ADS-to-ordinary share ratio, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Because the Class A ordinary shares and Class B ordinary shares have the same dividend and other rights, except for voting and conversion rights, the dilution is presented based on all issued and outstanding ordinary shares, including Class A ordinary shares and Class B ordinary shares.

Without taking into account any other changes in pro forma net tangible book value after March 31, 2021, other than to give effect to our sale of the ADSs offered in this offering at the assumed initial public offering price of US$12.00 per ADS, which is the midpoint of the estimated initial public offering price range, after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2021 would have been US$(20.5) million, or US$(0.01) per ordinary share and US$(0.13) per ADS. This represents an immediate increase in net tangible book value of US$0.03 per ordinary share and US$0.25 per ADS to the existing shareholders and an immediate dilution in net tangible book value of US$1.34 per ordinary share and US$12.13 per ADS to investors purchasing ADSs in this offering. The following table illustrates such dilution:

	Per Ordinary Share		Per ADS
Assumed initial public offering price	US$	1.33	US$	12.00
Net tangible book value after giving effect to the conversion of our convertible redeemable preferred shares and redeemable ordinary shares issued and outstanding as of March 31, 2021	US$	(0.08)	US$	(0.70)
Pro forma net tangible book value after giving effect to (i) the conversion of our convertible redeemable preferred shares and redeemable ordinary shares issued and outstanding as of March 31, 2021, and (ii) the issuance and conversion of Series G convertible redeemable preferred shares	US$	(0.04)	US$	(0.38)
Pro forma as adjusted net tangible book value after giving effect to (i) the conversion of our convertible redeemable preferred shares and redeemable ordinary shares issued and outstanding as of March 31, 2021, (ii) the issuance and conversion of Series G convertible redeemable preferred shares, and (iii) this offering	US$	(0.01)	US$	(0.13)
Amount of dilution in net tangible book value to new investors in this offering	US$	1.34	US$	12.13

A US$1.00 increase (decrease) in the assumed initial public offering price of US$12.00 per ADS would increase (decrease) our pro forma as adjusted net tangible book value after giving effect to both automatic conversion of preferred shares and this IPO by US$3.4 million, the pro forma as adjusted net tangible book value per ordinary share and per ADS after giving effect to this offering by US$0.002 per ordinary share and US$0.02 per ADS, and the dilution in pro forma as adjusted net tangible book value per ordinary share and per ADS to new investors in this offering by US$0.11 per ordinary share and US$0.98 per ADS, assuming no change to the number of ADSs offered by us as set forth on the front cover of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

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